EXPLANATION OF RESPONSES
(1)	Held directly by Insight Partners Fund X Follow-On Fund, L.P.
(2)	Held directly by Insight Partners Fund X (Cayman) Follow-On Fund, L.P.
(3)	Held directly by Insight Partners Fund X (Delaware) Follow-On Fund, L.P.
(4)	Held directly by Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.